UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Cosan Limited

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

G25353 107

(CUSIP Number)

Mr. Rubens Ometto Silveira Mello

Av. Brigadeiro Faria Lima, 4100 – 16th floor

São Paulo, SP 04538-132, Brazil

(55)(11) 3897-9797

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 25, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G25353 107
1.	Names of Reporting Persons. Queluz Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,867,257 – See Item 5
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,867,257 – See Item 5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,786,007 shares of class A common stock – See Item 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.75% of class A common stock (1)
14.	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 146,867,137 shares of class A common stock, par value $0.01, of the Issuer outstanding as of March 31, 2018.

CUSIP No.	G25353 107
1.	Names of Reporting Persons. MSOR Participações S/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,867,257 – See Item 5
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,867,257 – See Item 5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,811,250 shares of class A common stock – See Item 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.23% of class A common stock (1)
14.	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 146,867,137 shares of class A common stock, par value $0.01, of the Issuer outstanding as of March 31, 2018.

CUSIP No.	G25353 107
1.	Names of Reporting Persons. Usina Bom Jesus S/A Açúcar e Álcool
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,867,257 – See Item 5
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,867,257 – See Item 5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 255,000 shares of class A common stock – See Item 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.17% of class A common stock (1)
14.	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 146,867,137 shares of class A common stock, par value $0.01, of the Issuer outstanding as of March 31, 2018.

CUSIP No.	G25353 107
1.	Names of Reporting Persons. Rio das Pedras Ações
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,867,257 – See Item 5
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,867,257 – See Item 5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,000 shares of class A common stock – See Item 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.01% of class A common stock (1)
14.	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 146,867,137 shares of class A common stock, par value $0.01, of the Issuer outstanding as of March 31, 2018.

Item 1. Security and Issuer

No change.

Item 2. Identity and Background

No change.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and restated by the following:

Changes in beneficial ownership of the Shares covered by the Schedule 13D have occurred since the date of the filing of Amendment No. 7 to the Schedule 13D on April 30, 2018. This Amendment No. 8 to the Schedule 13D is being filed to disclose changes in the beneficial ownership of Shares by Mr. Rubens Ometto Silveira Mello. Transactions in the Shares effected by Queluz Holdings Limited (“Queluz”) on behalf of Mr. Mello, which were all conducted through brokers in the open market using cash on hand, are set forth on Schedule B and are incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is amended by the addition of the following:

This Amendment No. 8 to the Schedule 13D is being filed to disclose changes in beneficial ownership of the Shares covered by the Schedule 13D that have occurred since the date of the filing of Amendment No. 7 to the Schedule 13D on April 30, 2018. Transactions in the Shares effected by Queluz on behalf of Mr. Mello, which were all conducted through brokers in the open market, are set forth on Schedule B and are incorporated herein by reference. Queluz expects to engage in open market transactions through a broker in connection with the 10b5-1 plan entered into by Mr. Mello on March 15, 2018 pursuant to which Queluz may purchase up to a total of 5,000,000 Shares through September 30, 2018.

Item 5. Interest in Securities of the Issuer

Item 5 is amended by the following:

(a) – (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act:

(i) Queluz beneficially owns, and has shared power to vote or dispose of 15,786,007 Shares, representing 10.75% of the outstanding Shares of the Issuer;

(ii) MSOR beneficially owns, and has shared power to vote or dispose of 1,811,250 Shares, representing 1.23% of the outstanding Shares of the Issuer;

(iii) Bom Jesus beneficially owns, and has shared power to vote or dispose of 255,000 Shares, representing 0.17% of the outstanding Shares of the Issuer; and

(iv) Rio das Pedras Ações beneficially owns, and has shared power to vote or dispose of 15,000 Shares, representing 0.01% of the outstanding Shares of the Issuer.

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any Shares.

(c) This Amendment No. 8 to the Schedule 13D is being filed to disclose changes in beneficial ownership of the Shares covered by the Schedule 13D that have occurred since the date of the filing of Amendment No. 7 to the Schedule 13D on April 30, 2018. Transactions in the Shares effected by Queluz on behalf of Mr. Mello, which were all conducted through brokers in the open market, are set forth on Schedule B and are incorporated herein by reference.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 15, 2018, Mr. Mello entered into a 10b5-1 plan to repurchase up to 5,000,000 Shares. The 10b5-1 plan is effective through September 30, 2018.

Item 7. Material to be Filed as Exhibits

No change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUELUZ HOLDINGS LIMITED

June 4, 2018
Date

/s/ Rubens Ometto Silveira Mello	/s/ Burkhard Otto Cordes
Signature
Rubens Ometto Silveira Mello
Burkhard Otto Cordes

MSOR PARTICIPAÇÕES S/A

June 4, 2018
Date

/s/ Rubens Ometto Silveira Mello	/s/ Burkhard Otto Cordes
Signature
Rubens Ometto Silveira Mello
Burkhard Otto Cordes

USINA BOM JESUS S/A AÇÚCAR E ÁLCOOL

June 4, 2018
Date

/s/ Rubens Ometto Silveira Mello	/s/ Burkhard Otto Cordes
Signature
Rubens Ometto Silveira Mello
Burkhard Otto Cordes

RIO DAS PEDRAS AÇÕES

June 4, 2018
Date

/s/ Rubens Ometto Silveira Mello	/s/ Burkhard Otto Cordes
Signature
Rubens Ometto Silveira Mello
Burkhard Otto Cordes

SCHEDULE A-1

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF
QUELUZ HOLDINGS LIMITED

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Queluz Holdings Limited (“Queluz”) are set forth below. If no business address is given, the director’s or officer’s business address is Av. Brigadeiro Faria Lima, 4100 – 16th floor, São Paulo, SP 04538-132, Brazil. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Queluz. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors
Rubens Ometto Silveira Mello	Director and President
Burkhard Otto Cordes	Director and Vice President
Celso Renato Geraldin	Director and Vice President

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.

1 Same address as director’s or officer’s business address except where indicated.

SCHEDULE A-2

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF MSOR PARTICIPAÇÕES S/A

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of MSOR Participações S/A (“MSOR”) are set forth below. If no business address is given, the director’s or officer’s business address is Av. Brigadeiro Faria Lima, 4100 – 16th floor, São Paulo, SP 04538-132, Brazil. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MSOR. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors
Rubens Ometto Silveira Mello	Director and President
Burkhard Otto Cordes	Director and Vice President
Celso Renato Geraldin	Director and Executive Officer

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.

1 Same address as director’s or officer’s business address except where indicated.

SCHEDULE A-3

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF
USINA BOM JESUS S/A AÇÚCAR E ÁLCOOL

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Usina Bom Jesus S/A Açúcar e Álcool (“Bom Jesus”) are set forth below. If no business address is given, the director’s or officer’s business address is Av. Brigadeiro Faria Lima, 4100 – 16th floor, São Paulo, SP 04538-132, Brazil. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Bom Jesus. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors
Rubens Ometto Silveira Mello	Director and President
Burkhard Otto Cordes	Director and Executive Officer
Celso Renato Geraldin	Director and Executive Officer

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.

1 Same address as director’s or officer’s business address except where indicated.

SCHEDULE A-4

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF
RIO DAS PEDRAS AÇÕES

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Rio das Pedras Ações (“Rio das Pedras”) are set forth below. If no business address is given, the director’s or officer’s business address is Rua Cezira Giovanoni Moretti 955, 2nd floor, room 09, Piracicaba, SP, Brazil. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Rio das Pedras. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors
Rubens Ometto Silveira Mello	Director and President
Burkhard Otto Cordes	Director and Executive Officer
Sylvio Klein Trompowsky Heck	Director and Executive Officer
Celso Renato Geraldin	Director and Executive Officer

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.

1 Same address as director’s or officer’s business address except where indicated.

SCHEDULE B

TRANSACTIONS IN SHARES OF THE ISSUER EFFECTED DURING THE PAST SIXTY DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person within the last sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
April 27, 2018	49,350	10.0690
April 30, 2018	45,266	10.0398
May 1, 2018	61,045	9.9575
May 2, 2018	106,575	9.8986
May 3, 2018	86,492	9.6108
May 4, 2018	58,420	9.5705
May 7, 2018	47,031	9.6140
May 8, 2018	79,476	9.5237
May 9, 2018	51,367	9.7017
May 10, 2018	60,532	9.8487
May 11, 2018	104,478	9.7339
May 14, 2018	56,506	9.7698
May 15, 2018	83,593	9.7227
May 16, 2018	104,752	9.7940
May 17, 2018	104,173	9.7797
May 18, 2018	145,893	9.5479
May 21, 2018	77,554	9.7755
May 22, 2018	89,549	10.0500
May 23, 2018	94,229	10.0352
May 24, 2018	97,602	9.6453
May 25, 2018	109,582	9.6317